August 1, 2012

Mr. Brian Cascio

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Ampco-Pittsburgh Corporation
Form 10-K for the fiscal year Ended December 31, 2011
Filed March 15, 2012
File No. 001-00898

Dear Mr. Cascio:

We are providing this letter in response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in your letter dated July 18, 2012 regarding the Annual Report on Form 10-K filed by Ampco-Pittsburgh Corporation (the “Company”) for the Company’s fiscal year ended December 31, 2011 (the “Form 10-K”). Set forth below are the Staff’s comments and our responses.

Form 10-K for the fiscal year ended December 31, 2011

Financial Statements

Asbestos Insurance, page 49

COMMENT NO. 1:

We see that you filed a lawsuit in February 2011 against 13 domestic insurance companies seeking judgment regarding the respective rights and obligations of the parties under excess insurance policies. We further note your discussion on page 50 regarding the receivable for insurance recoveries attributable to the claims for which your asbestos liability reserve has been established. Please tell us if any of the amounts estimated as part of your $108 million insurance receivable relate to the amounts currently in litigation. Also, please tell us how you determined these payments are probable, as you disclose, and are appropriately recorded as receivables. Please cite the applicable GAAP literature upon which you based your accounting.

RESPONSE:

We confirm to the Staff that approximately $77.5 million out of the total receivable of $126 million receivable for insurance recoveries attributable to the claims for which our asbestos reserve has been established, which is referenced on page 50 of the Form 10-K, relate to the amounts we would expect to recover under excess insurance policies that are the subject of the declaratory judgment action referenced on page 49 of the Form 10-K.

Mr. Brian Cascio

Securities and Exchange Commission

August 1, 2012

The Company followed the guidance provided within FASB Accounting Standards Codification (ASC) 450, “Contingencies.” Specifically, ASC 450 states that an asset relating to the recovery [from insurance companies] shall be recognized only when realization of the claim for recovery is deemed probable. Reference is also made to ASC 410, “Asset Retirement and Environmental Obligations,” (“ASC 410”) which indicates that (1) an asset relating to the recovery shall be recognized only when realization of the claim for recovery is deemed probable, (2) if the claim is the subject of litigation, a rebuttable presumption exists that realization of the claim is not probable, and (3) fair value shall be used to measure the potential recovery.

In contrast to a traditional lawsuit in which a party is seeking immediate redress for a claim alleged against another party to the lawsuit based on past action or inaction, the relief sought in a declaratory judgment action is a conclusive and legally binding court opinion declaring the present or future relative rights or obligations of the parties involved. In the case at hand, we note that none of the carriers which are parties to the declaratory judgment action have refused to pay us for any claims we have made to date. Rather, we filed this declaratory judgment action in order to have the Court determine, comprehensively as to all defendants, the relative rights and obligations of the parties under the insurance policies at issue. Accordingly, the rebuttable presumption that applies under ASC 410 if the claim is the subject of litigation is not applicable in this instance.

In determining the payments were probable and are appropriately recorded as receivables, the Company considered the following facts and factors:

•	No recoveries have been recorded unless the loss is insured. Additionally, no recoveries have been recorded in excess of our estimated liabilities;

•	None of the excess insurance carriers that are parties in the litigation have denied coverage;

•

The projection for settlement or indemnity costs for asbestos liabilities developed for us by Hamilton, Rabinovitz & Associates, Inc., a nationally recognized expert in the valuation of asbestos liabilities;

•	Management’s projection of associated defense costs was based on the current defense to indemnity cost ratio;

•

The terms of the arrangements that we and certain of our subsidiaries have with insurers responsible for historical primary and some first-layer excess insurance coverage for asbestos liabilities, pursuant to which such insurers accept financial responsibility, subject to the limits of the policies and based on fixed defense

Mr. Brian Cascio

Securities and Exchange Commission

August 1, 2012

percentages and specified indemnity allocation formulas, for pending and future claims for asbestos liabilities;

•

Factors such as the levels of our self-insured retentions, applicable policy exclusions and policy limits, policy provisions regarding coverage for defense costs, attachment points, prior impairment of policies and gaps in the coverage and policy exhaustions

•

The fact that our insurance receivable does not assume any recovery from insolvent carriers and that substantially all of the insurance recoveries deemed probable were from insurance companies rated A– (excellent) or better by A.M. Best Corporation, as well as our evaluation of publicly available information regarding the credit-worthiness of various insurers and those ratings are monitored on a regular basis;

•	We consult with our outside legal counsel and the nationally-recognized insurance consulting firm retained by us to assist us with the determination of coverage and certain policy allocation matters;

•

Our prior experience in reaching coverage-in-place agreements with insurance companies with which we had previously been in declaratory judgment litigation, which companies include affiliates of the insurance companies in the currently-pending declaratory judgment action brought by the Company and its Air & Liquid Systems Corporation subsidiary.

Item 9A. Controls and Procedures, page 55

COMMENT NO. 2:

We see from your disclosure that management assessed the effectiveness of internal control over financial reporting as of December 31, 2010. Please confirm that your management assessed the effectiveness of internal control over financial reporting at December 31, 2011 and amend your filing to correctly indicate the date of your assessment.

RESPONSE:

We acknowledge the Staff’s comment. In the first sentence of the second paragraph under Item 9A. Controls and Procedures – Management’s Annual Report on Internal Control Over Financial Reporting in the Form 10-K, we inadvertently referenced December 31, 2010 as the date as of which management assessed the effectiveness of internal control over financial reporting. We confirm to the Staff that management in fact assessed the effectiveness of internal control over financial reporting as of December 31, 2011 and that the reference to December 31, 2010 was a typographical error. We note to the Staff that each of the other three dates referenced in Item 9A, Controls and Procedures, appears correctly as December 31, 2011, including the date referenced in the last sentence of the second paragraph under Item 9A. Controls and Procedures

Mr. Brian Cascio

Securities and Exchange Commission

August 1, 2012

– Management’s Annual Report on Internal Control Over Financial Reporting in the Form 10-K, in which we state that based on such assessment, management, including the principal executive officer and principal financial officer, concluded that our internal control over financial reporting was effective as of December 31, 2011. As requested, we will amend our filing to correctly indicate the date of our assessment on or before August 31, 2012.

*        *        *

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration. If you require any additional information on these issues, or if I can provide you with any other information that will facilitate your continued review of the Form 10-K, please contact me at 412-456-4410 at your earliest convenience.

Sincerely,

AMPCO-PITTSBURGH CORPORATION

By:	/s/ Marliss D. Johnson
Marliss D. Johnson
Vice President, Controller and Treasurer